Capital Reserve Canada

Friday, March 13, 2009 Via Email – DCAOLETTERS@sec.gov

United States Securities and Exchange Commission Division of Corporate Finance – Chief Accountant’s Office 100 F Street NE

Washington, DC 20549-7010

Re: Capital Reserve Canada Limited - Form 20-F for the Fiscal Year Ended December 31, 2007 File No. 000-50339

Dear Sir or Madam:

We are in receipt of letter dated December 30, 2008, from Mr. Chris White, Branch Chief, with regards to the above-referenced report. We are hereby requesting a waiver to the requirement that the amendments to our financial statement and Form 20-F that are requested in such letter be made by way of amending such Form 20-F Annual Report. Alternatively, we would like to be able to file amended financial statements for the affected periods in our Form 20-F for the fiscal year ended December 31, 2008.

We expect to file a response letter to the aforementioned letter from the SEC dated December 30, 2008, within 10 business days from the date of this letter.

If you have any questions regarding this waiver request, please direct them to our legal counsel, Mr. W. Scott Lawler at 951-676-4900; or via facsimile at 951-676-4988.

Sincerely,

Steve Claussen

Chief Executive Officer - Capital Reserve Canada Limited

cc: Mr. W. Scott Lawler, Esq.

Capitalreservecanada.com

18104 – 102 Ave. Edmonton. Alberta T5S-1S7 Ph: 780-701-4447 Fax: 780-701-4449